UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LEXAR MEDIA, INC.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

52886P 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886P 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter J. Thomson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,010,806

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,010,806

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010,806

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
5.1% based on the number of shares outstanding as of November 1, 2004 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Lexar Media, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 47421 Bayside Parkway Fremont, California 94538

Item 2.
	(a)	Name of Person Filing Peter J. Thomson
	(b)	Address of Principal Business Office or, if none, Residence 65 Queen Street West Suite 2400 Toronto, Ontario M5H 2M8
	(c)	Citizenship Canadian
	(d)	Title of Class of Securities Common Shares, par value $0.0001 per share
	(e)	CUSIP Number Common Shares: 52886P 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,010,806
(b)

Percent of class:

5.1% based on the number of shares outstanding as of November 1, 2004 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,010,806
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 4,010,806
(iv) Shared power to dispose or to direct the disposition of 0

All of the shares reported in Item 4(a) are beneficially owned by Mr. Peter Thomson through Thomvest Holdings LLC (“THL”) and its affiliates.  Mr. Peter Thomson owns, directly or indirectly, the majority of the outstanding voting securities of each such entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

All of the shares reported in Item 4(a) are beneficially owned by Mr. Peter Thomson through THL and its affiliates.  Mr. Peter Thomson owns, directly or indirectly, the majority of the outstanding voting securities of each such entity.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date
/s/ Peter J. Thomson
Signature
Peter J. Thomson
Name/Title